UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 001-36474

Zhaopin Limited

5/F, Shoukai Square

No. 10 Furong Street, Wangjing

Chaoyang District, Beijing 100101

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhaopin Limited

By	:	/s/ James Jianmin Guo
Name:	:	James Jianmin Guo
Title:	:	Chief Financial Officer

Date: August 3, 2015

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

Zhaopin Limited Announces Appointment of New Director to the Board

BEIJING, August 03, 2015 /PRNewswire/ — Zhaopin Limited (NYSE: ZPIN) (“Zhaopin” or the “Company”), a leading career platform in China focused on connecting users with relevant job opportunities through their career lifecycle, today announced the appointment of Peter Everingham to its Board of Directors (the “Board”), effective August 1, 2015.

Mr. Everingham is currently the Managing Director of SEEK International (“SEEK”). He has oversight of all of SEEK’s employment businesses outside of Australia and New Zealand, including leading the growth of SEEK Asia. SEEK’s online employment business in Asia consists of jobsDB and JobStreet, with operations in Hong Kong, Singapore, Indonesia, Malaysia, Thailand, Vietnam and the Philippines. Prior to this role, Mr. Everingham was the Managing Director of SEEK Education, where he was responsible for overseeing SEEK’s portfolio of education businesses and investments, including IDP Education and Swinburne Online. He was also the Managing Director of SEEK Learning in its formative years. Mr. Everingham holds a bachelor’s degree in economics from Sydney University and an MBA from IESE.

Mr. Jason Lenga, Chairman of the Board, commented, “We are delighted to welcome Mr. Everingham to the Board. He will be a valuable addition to the team due to the depth of his experience in the education and employment markets in Asia. This appointment also reflects on our belief that by maintaining a strong and highly qualified board, we will be better positioned to maximize value for all Zhaopin stakeholders over the long term.”

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company’s zhaopin.com website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended June 30, 2015, number of registered users as of March 31, 2015 and number of unique customers for the three months ended March 31, 2015. The Company’s over 97.3 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2014, approximately 18.1 million job postings1 were placed on Zhaopin’s platform by 335,168 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin’s users and the resumes in the Company’s database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career-related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Zhaopin may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Zhaopin’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Zhaopin’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user and customer base for its online career platform; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Zhaopin does not undertake any obligation to update such information, except as required under applicable law.

[1]	Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period - even if available during such period - are not counted as job postings for such period. Any particular job posting placed on the Company’s website may include more than one job opening or position.

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For more information, please contact:

Zhaopin Limited

Ms. Jessica Ye

Executive Vice President

ir@zhaopin.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ christensenir.com

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